Exhibit 99.1

AuRico Gold Announces Preliminary First Quarter Operational Results

Toronto: April 15, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announces preliminary first quarter operational results. All amounts are in U.S. dollars unless otherwise indicated.

Production and cash costs in the first quarter were in-line with plan at both operations. As previously guided, production from Young-Davidson is expected to increase significantly during the second half of the year following the commissioning of the shaft crushing and hoisting system, which is the key catalyst to drive significant increases in underground and further cost efficiencies.

Preliminary 2013 First Quarter Operational Results

	Q1 2013	2013 Guidance
Young-Davidson
Gold Ounces Produced	28,281	120,000-140,000
Total Cash Costs per ounce[1,2,3]	$695	$575-$675
El Chanate
Gold Ounces Produced	17,889	70,000-80,000
Total Cash Costs per ounce[2,3]	$562	$550-$600
Consolidated Results
Gold Ounces Produced	46,170	190,000-220,000
Total Cash Costs per ounce[2,3]	$633	$565-$645

1.

Prior to commissioning the underground mine, cash costs are calculated on ounces produced from the open pit only. All underground costs are capitalized, and any revenue related to underground ounces sold is credited against capital.

2.	Cash costs are estimates only and are subject to change.
3.	See the Non-GAAP Measures section on page 30 of the Management’s Discussion and Analysis for the year ended December 31, 2012.

Recent Highlights

  The Board of Directors declared the Company’s initial quarterly dividend payment of $0.04 per share for the first quarter ended March 31, 2013, payable on April 18, 2013 to shareholders of record at the close of business on April 4, 2013.

  The Company completed a $300 million “modified Dutch auction” substantial issuer bid and subsequently purchased and cancelled 36,144,578 common shares.

  The Company announced Proven and Probable Mineral Reserves of 6.8 million gold ounces (201,695 tonnes at 1.05 g/t) as at December 31, 2012, a 1.69 million ounce increase over 2011, primarily driven through reserve additions reported from the Kemess Underground Project.

  The Company announced results from the Kemess Underground feasibility study that surfaces additional option value and outlines the development of an underground block cave operation with average annual production of 105,000 ounces of gold and 44 million pounds of copper at cash costs of $213 per ounce of gold, net of by-product credits, over a mine-life of approximately 12 years.

Young-Davidson Update

  The Company is currently mining from the third and fourth stopes in the underground mine and productivities continue to ramp-up well and averaged 1,130 tpd during the quarter.

  Open pit productivities remain at targeted levels and averaged 34,192 tpd during the quarter.

  The mill facility is currently operating above nameplate capacity and averaged approximately 6,466 tpd during the quarter, and averaged a record 7,234 tpd in March.

  The mid-shaft crushing and hoisting system is progressing on schedule and remains on target to commission during the third quarter and will be the key catalyst in driving increased production levels in the second half of the year.

El Chanate Update

  The El Chanate open pit mine continued to operate at targeted levels and averaged 106,319 tpd.

  Crushing and stacking rates remained at targeted levels and averaged 18,484 tpd.

  Follow-up drilling will begin shortly on the three new areas of mineralization identified as part of the 2012 program. These areas are all located along trend of the open pit and could potentially increase resources and mine life.

“In the first quarter both assets again reported solid production results that are on track with targeted levels. The El Chanate mine delivered another quarter of consistent and stable results and our cornerstone Young-Davidson mine continued to achieve productivity levels that met or exceeded planned levels,” stated Scott Perry, President and Chief Executive Officer. He continued, “Beginning with first quarter financial results, the Company will begin reporting all-in cash costs. This new cost measure provides a more accurate view of operating margins, is a good proxy to operating cash flow and complements our commitment to delivering reliable, sustainable and consistent performance.”

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson and El Chanate mine may not perform as planned; changes in laws in Canada or Mexico; risks of obtaining necessary licenses, permits and authorizations for operations or projects such as Kemess; contests over title to properties; the speculative nature of mineral exploration and development; current and future environmental regulations; disruptions affecting operations; employee relations; availability and costs of mining inputs and labor; the ability to secure capital; share price volatility; any decision to declare dividends; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; risks from holding derivative instruments; risks from the absence of hedging; adequacy of internal control over financial reporting; and changes in our credit rating. Actual results are likely to differ, and may differ materially, from those expressed or implied by forward-looking statements. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; conditions in financial markets generally; production levels, development rates and the costs for each; our ability to procure equipment and supplies on a timely basis; the timing of the receipt of permits and other approvals; our ability to attract and retain skilled employees and contractors; the accuracy of our reserve and resource estimates; the impact of changes in currency exchange rates; interest rates; taxation; and our ongoing relations with our employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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